FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January 27, 2003

Commission File Number 1-12736

Savia S.A. de C.V. (Translation of registrant's name into English)
Rio Sena 500 Pte. Col. Del Valle, San Pedro Garza Garcia, N.L. Mexico 66220 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....X..... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(1):   ......

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7): ......

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b): 82- ......

Contents

* Press Release dated January 27, 2003

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Savia, S.A. de C.V.
By: /s/ Francisco Garza Barbosa ___________________ Francisco Garza Barbosa Comptroller
Date: January 27, 2003

FINANCIAL INFORMATION

Investor Relations:	Media Contact:
Francisco Garza	Francisco del Cueto
Phone: 81-81 73 55 00	Phone: 55-56 62 31 98
Fax: 81-81 73 55 08	Fax: 55-56 62 85 44
E- mail: fjgarza@savia.com.mx	e-mail: delcueto@mail.internet.com.mx

 Savia reports year end results for fiscal 2002

EXECUTIVE SUMMARY

  Savia improved its operating income by 98 million dollars (174%) to 42 million dollars. Operating expenses were reduced by 45 million dollars (14%) when compared to the previous year.

  Savia increased its operating cash flow, reporting 66 million dollars, 314% larger than the same figure reported in year 2001.

  Savia's net consolidated results improved 318 million dollars (83%) compared to fiscal 2001, reporting a net consolidated loss of 65 million dollars.

  Seminis registered sales of 456 million dollars, a similar value to that achieved in fiscal 2001. It reduced its operating expenses by 6% and reported an operating cash flow of  80 million dollars, a 910% increase over the previous fiscal year.

  Seminis reported an improvement in gross profit, increasing to 62% of sales on 2002 from 49% on fiscal 2001, this had a positive impact of 59 million dollars.

  Bionova reported accumulated sales of 134 million dollars and reduced its operating expenses by 14 million dollars (46%) compared to fiscal 2001. It reported an operating  loss of 6 million dollars, an improvement of 33% compared to fiscal 2001. In addition, its operating cash flow improved by 28% compared to the previous fiscal year.

REPORTED RESULTS

Monterrey, Mexico, February 27, 2003. Savia S.A. de C.V. (BMV:SAVIA NYSE:VAI)
today announced its results for fiscal 2002.

Main Business Indicators
Million of Dollars as of December 2002

	Jan-Dec 2002	Jan-Dec 2001	Variation
Sales	637	715	-11%
Gross Profit	318	265	20%
Gross Profit	50%	37%	-

Operating Expenses	276	321	14%
Operating Income	42	(56)	174%
EBIT DA	66	(31)	314%

FISCAL 2002 RESULTS

Consolidated Net Sales
Consolidated net sales were 637 million dollars, a decrease of 11% compared to fiscal 2001. The reduction is primarily the result of a decrease in sales at Bionova due to the divestiture of Interfruver de Mexico, a non-strategic asset of this subsidiary. Of the reported Sales, 47% were denominated in dollars, 21% in Euros, 9% in Mexican Pesos and 23% in other currencies.

Consolidated Operating Income
The consolidated operating income for fiscal 2002 reached 42 million dollars, an improvement of 98 million dollars (174%) compared to the same period last year. This result was mainly due to the increase in Seminis' operating income of 74 million dollars, as well as a reduction in operating expenses at Bionova and a reduction in corporate expenses.

Consolidated Operating Cash Flow
During fiscal year 2002, Savia generated 66 million dollars, an increase of 97 million dollars (314%) compared to the negative consolidated operating cash flow reported in fiscal 2001.

Consolidated Net Income
During the reported period Savia considered extraordinary expenses from the booking of  reserves to account receivables from related parties, the cancellation of investment projects and of reserves related to previous year divestitures, in the amount of 68 million dollars. As a consequence of these extraordinary charges the consolidated net loss reached 65 million dollars, an improvement of 83% or 318 million dollars compared to fiscal 2001.

FISCAL 2002 RESULTS
FOR THE MAIN SUBSIDIARIES

Seminis
Sales for Seminis during fiscal 2002 were 456 million dollars, a similar level to that reported in the same period last year. Notwithstanding the foregoing, the implementation of cost reduction programs led to a better control in the cost of good sold, thus the gross profit improved from 49% of sales during fiscal 2001 to 62% in fiscal 2002. Gross profit improved 59 million dollars and operating expenses were reduced by 15 million dollars (6%) compared to those reported in fiscal 2001.
Operating income reported during 2002 was 65 million dollars, an increase of 74 million dollars (807%) compared to the previous fiscal year. Operating cash flow was 80 million dollars, an increase of 72 million dollars (910%) compared to fiscal 2001.

Bionova
Bionova reported accumulated sales of 134 million dollars, a decrease of 36% from the same period in 2001 as a result of the divestiture of Interfruver de Mexico, a non-strategic asset of  this subsidiary. Operating expenses were 16 million dollars, a decrease of 14 million dollars (46%) compared to the previous fiscal year.
Operating loss totaled 6 million dollars, an improvement of 3 million (33%) with respect to the same period last year. Operating cash flow for the period increased 28% over that reported in 2001.

CONSOLIDATED RESULTS FOR THE FOURTH QUARTER

Consolidated Net Sales
Savia's consolidated net sales were 119 million dollars, a decrease of 10% compared to the same period last year. The reduction is the result of the divestiture of Interfruver de Mexico, a non-strategic asset of Bionova. Of the reported sales, 47% were denominated in dollars, 20% in euros, 11% in pesos and 22% in other currencies.

Consolidated Operating Income
Consolidated operating loss for the fourth quarter of 2002 totaled 9 million dollars, this represents an improvement of 6 million dollars (41%) over the same period last year. This figure is the result of an 8% reduction in operating expenses and an 18% improvement in the cost of sales for Savia and its subsidiaries.

Consolidated Operating Cash Flow
During this quarter, the operating cash flow improved 7 million dollars or 74% with respect to the same period last year.

Consolidated Net Income
The net consolidated loss was 95 million dollars, which represents an improvement of 37 million dollars (28%) with respect to the same period last year. It is important to note that this figure includes the 68 million dollars of extraordinary charges previously mentioned.

CONSOLIDATED RESULTS FOR THE FOURTH QUARTER OF 2002
FOR THE MAIN SUBSIDIARIES

Seminis
Sales for Seminis during the fourth quarter of 2002 were 81 million dollars, 2% lower than sales reported for the same period in 2001. The company reported a gross margin of 62%. Operating expenses were reduced by 5%, a decrease of 3 million dollars for the fourth quarter of 2002. The operating loss declined by 2 million dollars, a 39% improvement compared to the same period last year. Operating cash flow for the fourth quarter of 2002 improved by 2 million dollars (108%) over the same period in 2001. These results show the effect of the initiatives implemented in September of 2000 that continue to strengthen the business results.

Bionova
Sales for Bionova in the fourth quarter of 2002 were 26 million dollars, representing a decrease of 30% with respect to the fourth quarter of 2001. The operating loss improved by 1 million dollars (60%) with respect to the same period last year. In addition, operating cash flow reported an improvement of 87% compared to the fourth quarter of 2001.

RELEVANT EVENT

On December 13, 2002, Savia S.A. de C.V. announced the signing of a letter of intent with Fox Paine & Company, a San Francisco-based private equity fund. Under the terms of the agreement Fox Paine and parties related to Savia will acquire the outstanding shares of  Seminis (NASDAQ:SMNS). This transaction is subject to conditions established by the agreement and is expected to be closed during the first semester of 2003.

As announced on December 17, 2002, Savia continues its negotiations for the payment of its bank debt. These negotiations are directly related with signing of the letter of intent above mentioned.

. . .

Savia participates in industries that offer high growth potential in Mexico and internationally. Its principal subsidiaries include Seminis, a global leader in the production and marketing of fruit and vegetable seeds, Bionova, a company focused on the production, distribution and comercialization of fruits and vegetables and Desarrollo Inmobiliario Omega, a company dedicated to the development of real estate in Northern Mexico.

Savia's financial statements are prepared in compliance with generally accepted accounting principles in Mexico. For the consolidation of domestic subsidiaries, Savia follows the guidelines set forth in bulletin B-10 and for foreign companies follows the guidelines set forth in bulletin B-15. Seminis and Bionova report following the generally accepted accounting principles of the United States (GAAP) that differ from the generally accepted accounting principles of Mexico. These results are adjusted to reflect the above-mentioned guidelines. In addition, Seminis reports its fiscal year the first quarter of October through the last of  September. Savia reports its fiscal year on a calendar basis, including in its consolidated results the operations of Seminis according to calendar year.

Savia S.A. de C.V and Subsidiaries
Statement of Consolidated Results
Results for the quarter October to December 2002
Million of Mexican Pesos and Dollars, except per share and per ADR data
As of December 31, 2002 Purchasing Power

	Oct - Dec '02		Oct - Dec '01
	Pesos	Dollars	Pesos	Dollars

Net Sales	1,230	119	1,362	131
Cost of Sales	597	58	726	70
Gross Profit	633	61	636	61

Operating Expenses	724	70	791	76

Operating Income	(91)	(9)	(155)	(15)

EBIT DA	(24)	(2)	(94)	(9)

Comprehensive Financing Income
Financial Expenses	(87)	(8)	(96)	(9)
Financial Income	15	1	14	1
Exchange Income (loss)	20	2	(73)	(7)
Monetary Result	(35)	(3)	(79)	(8)
	(87)	(8)	(234)	(23)

Other Income (expenses)	(806)	(78)	(533)	(51)

Income before Tax and Profit Sharing	(984)	(95)	(922)	(89)

Provision for Income Tax and Profit Sharing	(4)	0	(28)	(3)

Net Income before Discontinued Operations	(980)	(95)	(894)	(86)

Discontinued Operations	0	0	(465)	(45)
Extraordinary Items	0	0	(1)	0

Net Income	(980)	(95)	(1,360)	(131)

Net Majority Income	(912)	(88)	(727)	(70)

Average Shares Outstanding (million dollars)	467		462
Net Income per Share (pesos)	(1.95)		(1.57)
Net Income per ADR (dollars)		(0.75)		(0.61)

Savia S.A. de C.V. and Subsidiaries
Statement of Consolidated Results
Results for the period January to December 2002
Million of Mexican Pesos and Dollars, except per share and per ADR data
As of December 31, 2002 Purchasing Power

	Jan - Dec '02		Jan - Dec '01
	Pesos	Dollars	Pesos	Dollars

Net Sales	6,605	637	7,405	715
Cost of Sales	3,312	319	4,657	450
Gross Profit	3,293	318	2,748	265

Operating Expenses	2,862	276	3,331	321

Operating Income	431	42	(583)	(56)

EBIT DA	683	66	(319)	(31)

Comprehensive Financing Income
Financial Expenses	(361)	(35)	(805)	(78)
Financial Income	104	10	170	16
Exchange Income (loss)	194	19	(111)	(11)
Monetary Result	9	1	131	13
	(53)	(5)	(615)	(60)

Other Income (expenses)	(1,022)	(99)	(983)	(95)

Income before Tax and Profit Sharing	(644)	(62)	(2,181)	(211)

Provision for Income Tax and Profit Sharing	34	3	636	61

Net Income before Discontinued Operations	(678)	(65)	(2,817)	(272)

Discontinued Operations	0	0	(767)	(74)
Extraordinary Items	0	0	(388)	(37)

Net Income	(678)	(65)	(3,972)	(383)

Net Majority Income	(747)	(72)	(2,968)	(286)

Average Shares Outstanding (million dollars)	464		463
Net Income per Share (pesos)	(1.61)		(6.41)
Net Income per ADR (dollars)		(0.62)		(2.48)